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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                          (Amendment No. ____________)*


                          UNITED AIR SPECIALISTS, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                 205206-90928820
                                 (CUSIP Number)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

Check the following box if a fee is being paid with this statement /X/.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person
          William A. Cheney

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) ____
                                                         (b)   X
                                                             ----
Other than as described herein, no director or executive officer of AMTROL, and no associate or any such person, has any substantial interest, direct or indirect, in the Merger, other than an interest arising from the ownership of Options to purchase AMTROL Common Stock.

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         ____

           N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

NUMBER OF      7.  SOLE VOTING POWER
 SHARES             623,977
BENEFICIALLY
 OWNED BY       8. SHARED VOTING POWER
   EACH              N/A
REPORTING
 PERSON         9. SOLE DISPOSITIVE POWER
  WITH              623,977

               10. SHARED DISPOSITIVE POWER
                     N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          623,977

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

             X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.4%

14.  TYPE OF REPORTING PERSON*

          IN

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ITEM 1.  SECURITY AND ISSUER

         The name of the issuer is United Air Specialists, Inc., an Ohio corporation (the "Company"). The address of the principal executive offices of the Company is 4440 Creek Road, Cincinnati, Ohio 45242. The class of the Company's securities to which this Schedule 13D relates is its Common Stock, no par value.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c) This Schedule 13D is being filed by William A. Cheney, whose business address is 4440 Creek Road, Cincinnati, Ohio 45242. Mr. Cheney's principal employment is Chairman and Secretary of the Company, whose address is 4440 Creek Road, Cincinnati, Ohio 45242.

         (d) - (e) During the last five years, Mr. Cheney has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Cheney is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Schedule 13D is being filed by Mr. Cheney pursuant to Rule 13d-1(b)(3) with respect to shares of the Company's Common Stock which have previously been reported on Schedule 13G. No new purchases of Company Common Stock have been made since such filing and no additional purchases are currently contemplated.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Cheney intends to dispose of all of the shares of Company Common Stock owned by him, of record and beneficially, in connection with the Company's merger with a wholly owned subsidiary of CLARCOR Inc. ("CLARCOR"), in which CLARCOR will acquire control of the Company (the "Merger"). Upon consummation of the Merger, all of the Company's outstanding shares of Common Stock will be owned directly by CLARCOR and the Company will become a wholly owned CLARCOR subsidiary.

         The articles of incorporation of the Company will become the articles of the Company, as the surviving corporation, at the

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effective time of the Merger, except that the articles will be amended to reduce the authorized shares of the Company's capital stock to 1,000 shares of common stock, no par value. The Company's code of regulations will become the code of regulations of the Company, as the surviving corporation, at the effective time of the Merger. In addition, the officers and directors of the Company will become the officers and directors of the Company, as the surviving corporation, at the effective time of the merger, except that Mr. Cheney will resign as Chairman of the Board and Secretary.

         Mr. Cheney anticipates that, following the effective time of the merger, the Company's Common Stock will be delisted from the Nasdaq Market and that such class of securities will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Cheney is the beneficial owner of 623,977 shares of the Company's Common Stock (21.4%) as follows:

                  (1) 750 shares of UAS common stock owned of record, and beneficially, by Mr. Cheney individually

                  (2) 623,227 shares of UAS common stock owned of record or beneficially by the W. A. Cheney Family Trust of which William A. Cheney is the trustee, and owned beneficially by Mr. Cheney individually

                           In addition, Mr. Cheney's wife also owns of record
and beneficially 4,250 shares of UAS common stock, however, Mr. Cheney has previously disclaimed beneficial ownership of such 4,250 shares and does not have voting or dispositive power over such shares.

         (b) Mr. Cheney has sole voting power and sole dispositive power of the shares identified in (a)(1) through (2) above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In connection with the proposed merger, Mr. Cheney has entered into a stockholder agreement (the "Stockholder Agreement") pursuant to which he has agreed to vote in favor of the proposed merger at a special meeting of the Company's stockholders called for such purpose.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A copy of the Merger Agreement and the Stockholder Agreement and the Shareholders Agreement are attached as exhibits hereto as follows:

         Exhibit 1 Agreement and Plan of Merger dated September 23, 1996, among United Air Specialists, Inc., CLARCOR, Inc. and CUAC, Inc.

         Exhibit 2 Stockholder Agreement dated September 23, 1996 between CLARCOR, Inc. and William A. Cheney.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                      By: /s/ William A. Cheney
                                           ----------------------
                                              William A. Cheney
                                              by William M. Rehl, III,
                                              pursuant to a power of attorney
                                              previously filed with the
                                              Securities and Exchange Commission
Date: October 3, 1996


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